SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.: 3)*


Name of issuer:                     Burlington Industries, Inc.

Title of Class of Securities:       Common

CUSIP Number:                       121693105

Date of Event Which Requires Filing of this Statement: January 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         (X) Rule 13d-1(b)
         (  ) Rule 13d-1(c)
         (  ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

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                                       13G

CUSIP No.: 121693105


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Vanguard Fiduciary Trust Company, acting in various fiduciary capacities. 23-2186884

2.       CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

         Not Applicable                    A.                    B.

3.       SEC USE ONLY



4.       CITIZENSHIP OF PLACE OF ORGANIZATION

         Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.       SOLE VOTING POWER

                           None

6.       SHARED VOTING POWER

                           None

7.       SOLE DISPOSITIVE POWER

                           None

8.       SHARED DISPOSITIVE POWER

                           None

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                                       13G

CUSIP No.: 121693105


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           None

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           Not applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           0%


12.      TYPE OF REPORTING PERSON
                           BK

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                  SCHEDULE 13G
                        UNDER THE SECURITIES ACT OF 1934
                                  ____________

Item 1 (a) - Name of Issuer

                           Burlington Industries, Inc.

Item 1 (b) - Address of Issuer's Principal Executive Officers:

               3330 West Friendly Avenue, Greensboro, NC 27410

Item 2 (a) - Name of Person Filing:

               This filing is made by Vanguard Fiduciary Trust Company, Trustee.

Item 2 (b) - Address of Principal Business Office or, if none, residence


                           500 Admiral Nelson Blvd., Malvern, PA  19355

Item 2 (c) - Citizenship

               Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) - Title of Class of Securities

                           Common

Item 2 (e) - CUSIP Number

                           121693105

Item 3 - Type of Filing:

               If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(d), check whether the person filing is a: (b) X Bank as defined in Section 3(a)(6) of the Act.


Item 4 - Ownership:

         (a) Amount Beneficially Owned: None

         (b) Percent of Class:  0%

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(c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: None

          (ii) shared power to vote or to direct the vote: None

          (iii) sole power to dispose or to direct the disposition of: None

          (iv) shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class.

               The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities (X).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.  Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: MARCH 6, 2003                    VANGUARD FIDUCIARY TRUST COMPANY, TRUSTEE


                                       BY:______________________________________
                                     NAME:  JOSEPH DIETRICK
                                    TITLE:    ASSISTANT SECRETARY

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